UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c), and (d) and

Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Solo Brands, Inc.
(Name of Issuer)
Class B Common Stock, $0.001 par value per share
(Title of Class of Securities)
83425V104**
(CUSIP Number)
December 31, 2021
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**This CUSIP number applies to the Issuer’s Class A Common Stock. One share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83425V104

1	NAMES OF REPORTING PERSONS Jan Brothers Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION	Texas

]NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	8,621,545
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	8,621,545

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	8,621,545
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.0%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	CO

(1)       Based on a total of 61,462,152 shares of Class A common stock and 33,416,783 shares of Class B common stock outstanding following completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on October 27, 2021.

CUSIP No. 83425V104

1	NAMES OF REPORTING PERSONS Jeffrey Jan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION	Texas

]NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	8,621,545
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	8,621,545

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	8,621,545
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.0%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN

 (1)       Based on a total of 61,462,152 shares of Class A common stock and 33,416,783 shares of Class B common stock outstanding following completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on October 27, 2021.

CUSIP No. 83425V104

1	NAMES OF REPORTING PERSONS Spencer Jan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION	Texas

]NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	8,621,545
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	8,621,545

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	8,621,545
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.0%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN

 (1)       Based on a total of 61,462,152 shares of Class A common stock and 33,416,783 shares of Class B common stock outstanding following completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on October 27, 2021.

SCHEDULE 13G

Item 1(a)	Name of Issuer:
Solo Brands, Inc. (the “Issuer”)
Item 1(b)	Address of Issuer’s Principal Executive Offices:
1070 S. Kimball Ave. Suite 121 Southlake, TX 76092
Item 2(a)

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) Jan Brothers Holdings, Inc.

(ii) Jeffrey Jan

(iii) Spencer Jan

The Joint Filing Agreement among the Reporting Persons is annexed hereto as Exhibit 99.1.

Item 2(b)

Address of Principal Business Office, or if None, Residence:

The address of the principal business office of Jan Brothers Holdings, Inc., Jeffrey Jan and Spencer Jan is 805 Gallant Fox Trail, Keller Texas 76248

Item 2(c)	Citizenship:
(i) Jan Brothers Holdings, Inc., is organized under the laws of the state of Texas. (ii) For Spencer Jan, United States of America (iii) For Jeffrey Jan, United States of America
Item 2(d)	Title of Class of Securities:
Class B Common Stock, $0.001 par value per share
Item 2(e)	CUSIP Number:
83425V104
Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is: Not Applicable

Item 4	Ownership:
Item 4(a)	Amount Beneficially Owned:
8,621,545 shares of Class B common stock

Item 4(b)	Percent of Class:

9.0% based on a total of 61,462,152 shares of Class A common stock and 33,416,783 shares of Class B common stock outstanding following completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on October 27, 2021.

Item 4(c)	Number of Shares of which each Reporting Person has:
SEE ROWS 5 THROUGH 11 OF COVER PAGES

Item 5	Ownership of Five Percent or Less of the Class:
Not Applicable.
Item 6	Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.
Item 9	Notice of Dissolution of Group:
Not Applicable.
Item 10	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2022

Jan Brothers Holdings, Inc.
By:	/s/ Spencer Jan
Name: Spencer Jan Title: Director
Jeffrey Jan
By:	/s/ Jeffrey Jan

Spencer Jan
By:	/s/ Spencer Jan